Exhibit 2.4

ROYALTY AGREEMENT
This Royalty Agreement (the “Agreement”), effective as of _____________, 2017 (the “Effective Date”), is by and between Blackjewel L.L.C., a Delaware limited liability company (the “Purchaser”), party of the first part, and Contura Coal West, LLC, a Delaware limited liability company, and Contura Wyoming Land, LLC, a Delaware limited liability company (collectively, “Seller”), party of the second part.
WHEREAS, Purchaser and Seller are parties to that certain Asset Purchase Agreement, dated as of December 7, 2017 (the “Purchase Agreement”).
WHEREAS, as an inducement for Seller to enter into and consummate the transactions contemplated by the Purchase Agreement, Purchaser agreed to pay to Seller a monthly overriding production royalty and an annual overriding production royalty, pursuant to the terms and conditions contained in this Agreement.
NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller does hereby reserve unto itself, its successors and assigns, and the Purchaser does hereby grant and convey unto Seller, its successors and assigns, certain payment obligations in the nature of overriding royalties in the coal mined by Purchaser from the Leased Real Property and Owned Real Property (together, the “Property”) after the Closing Date (such coal mined from the Property by Purchaser after the Closing Date, the “Royalty Coal”) which Purchaser holds pursuant to the agreements identified on the attached Exhibit A (the “Real Property Agreements”), as follows:
1.Definitions. All capitalized terms used in this Agreement but not otherwise defined herein are given the meanings set forth in the Purchase Agreement.
2.Overriding Production Royalties. Purchaser hereby agrees to pay to Seller the following overriding production royalty payments:
(i)    an overriding production royalty, paid monthly starting in the calendar month following the calendar month in which the Closing occurs and pursuant to Section 6, equal to the “Applicable Percentage” (pursuant to the table of Applicable Percentages set forth below in the footer1) of the Applicable
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1 The following is the table of Applicable Percentages:

Per ton coal price	Applicable Percentage
≤ $10.00	0.1%
> $10.00	0.2%
> $10.10	0.3%
> $10.20	0.4%
> $10.30	0.5%

Price (as defined below) for each ton of Royalty Coal sold during the preceding calendar month (the “Monthly Overriding Production Royalty”); provided, however, that in no event will the aggregate total of all such Monthly Overriding Production Royalty payments exceed Thirty Million Dollars ($30,000,000.00) (the “Monthly Royalty Cap”); and
(ii)    an overriding production royalty, paid annually starting in January 2019 until January 2029,2 in an amount equal to Ten Percent (10%) of (a) the number of tons of Royalty Coal sold in the preceding calendar year multiplied by (b) the excess, if any, of (x) the weighted average Applicable Price per ton of such coal over (y) the Benchmark Price (as defined below) for such preceding calendar year (the “Annual Overriding Production Royalty” and, together with the Monthly Overriding Production Royalty, collectively the “Royalty”); provided, however, that in no event will the aggregate total of all such Annual Overriding Production Royalty payments exceed Twenty Million Dollars ($20,000,000.00) (the “Annual Royalty Cap”).
(iii)    For the avoidance of doubt, the first Monthly Overriding Production Royalty and Annual Overriding Production Royalty shall not take into account any Royalty Coal that is produced or sold by Purchaser or Seller prior to the Closing Date.
3.Applicable Price; Benchmark Price; PPI.
(i)    The term “Applicable Price” as used in this Agreement means (a) for coal mined and sold from Leased Real Property, the sales price or other valuation of coal (e.g., gross selling price or similar term) used in the the Real Property Agreement covering such coal to determine the royalty amount due thereunder; and (b) for coal mined and sold from Owned Real Property, the gross sale price at which Purchaser sells such coal, directly or through an Affiliate, in an arm’s length transaction, without any deductions for taxes, sales commissions, selling costs, advertising or credit losses or other discounts. In the event Purchaser sells coal into the export market, then Purchaser may also deduct actual costs (without markup) for transporting and terminaling the coal delivered to an export facility. For the avoidance of doubt, Purchaser and Seller agree that the Applicable Price is representative of a price exclusive of any non-mining income as defined pursuant to Section 613 of the Code and the regulations promulgated thereunder.

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> $10.40	0.6%
> $10.50	1.0%

2 Note to Draft: Term subject to adjustment upon additional modeling.

(ii)    The term “Benchmark Price” as used in this Agreement means, (x) with respect to 2018, $11.00 and (y) with respect to each subsequent calendar year, (A) the Benchmark Price for the preceding calendar year multiplied by (B) one (1) plus a percentage representing the annual average change (if any) in the PPI (as defined below) for such calendar year over the preceding calendar year.
(iii)    The term “PPI” as used in this Agreement means the [●]3 or any successor or substitute index appropriately adjusted. In the event that a substantial change is made in the term or number of items contained in the PPI, then the PPI shall be adjusted to the amount that would have been arrived at had the change in the manner of computing the PPI in effect on the Closing Date not been altered. If the PPI ceases to be published, and there is no successor thereto, such other index as Purchaser and Seller shall reasonably agree shall be substituted for the PPI.
4.Duration. The obligation of Purchaser to tender applicable Royalty payments hereunder shall begin on the date first written above and shall terminate (x) with respect to the Monthly Overriding Production Royalty, when the Monthly Royalty Cap is reached and (y) with respect to the Annual Overriding Production Royalty, when the Annual Royalty Cap is reached or upon the payment of all Annual Overriding Production Royalty payments due under this Agreement through and including the payment due in January 2029, whichever occurs earlier. The term of this Agreement shall begin on the date first written above and shall continue until the obligation of Purchaser to tender Royalty Payments hereunder has terminated with respect to both the Monthly Overriding Production Royalty and the Annual Overriding Production Royalty.
5.Preservation. If any court of competent jurisdiction should determine in an appropriate proceeding that the duration of the Royalty renders this reservation or conveyance illegal, void or unenforceable, then the interest herein reserved and conveyed shall be limited to a term equal to the longest permissible term that would not render this reservation or conveyance illegal, void, or unenforceable. Once both the Monthly Royalty Cap Monthly and the Royalty Cap have been reached, Seller shall file a release or termination document reasonably satisfactory to Purchaser evidencing the termination of the Monthly Overriding Production Royalty and the Annual Overriding Production Royalty hereunder.
6.Payment Obligation. The Monthly Overriding Production Royalty shall be due and payable to Seller, without demand, on the twenty-fifth (25th) day of each calendar month for all Royalty Coal sold during the preceding calendar month (the “Monthly Applicable Period”). The Annual Overriding Production Royalty shall be due and payable to Seller, without demand, on the twenty-fifth (25th) day of each January for all Royalty Coal sold during the preceding calendar year with the first such payment, if

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3 Note to Draft: Appropriate PPI under review.

applicable, being due January 25, 2019 (the “Annual Applicable Period”). If payments are not timely made, interest will become due at a rate of 1.5% per month from the due date up to and including the date payment is received. Notwithstanding any provision pursuant to the Agreement, the Purchase Agreement or any other ancillary agreements, it is agreed and understood that under no circumstances shall the amounts determined pursuant to the preceding clause in respect of any Monthly Applicable Period or Annual Applicable Period exceed 100% of “gross income from mining” during such Monthly Applicable Period or the Annual Applicable Period (as determined for federal income tax purposes under Section 613(c) of the Code).
7.Method of Tendering Royalty Payments. Purchaser shall tender timely payment to Seller per the foregoing provisions by check or ACH transfer using this information (or as otherwise directed by Seller in writing):

Checks should be directed as follows:
USPS Mail Format:	EXPRESS Mail Format:
Contura Energy, LLC	Bank of America Lockbox Services
P.O. Box 74008536	Contura Energy, LLC 8536
Chicago, IL 60674-8536	540 W. Madison, 4th Floor
Chicago, IL 60661

ACH transfers should be directed to:
Bank Name:	Bank of America
Account Name:	Contura Energy LLC (Note: Please reference “For further credit to: Contura Wyoming Land, LLC”)
Account #:	8188395562
ABA Number:	071 000 039
SWIFT:	BOFAUS3N
At the time payment is sent, Purchaser shall deliver to Seller at its notice address set forth in the Purchase Agreement to the attention of _________________ (a) written notice of the payment amount, payment date and wire transfer or other payment method information, and (b) a royalty report (in form satisfactory to Seller) showing for the preceding month (in the case of the Monthly Overriding Production Royalty) or year (in the case of the Annual Overriding Production Royalty) the quantity of Royalty Coal sold during such period, the Federal and State royalty reports Purchaser filed for the same period, and such other information as shall reasonably be requested by Seller. Weights shall be determined by use of certified scales, tested and corrected at least once each year, or if certified scales are not available, then by procedures standard in the coal industry that are mutually acceptable to Purchaser and Seller.
8.Royalty Runs with the Land; Recording. The Royalty, including all obligations for payment and other obligations of Purchaser herein, shall be considered an interest in real estate and shall be an interest which runs with the Property and each parcel and piece of the Property, and shall be binding on Purchaser, its successors and assigns, and all subsequent owners of and successors in title to the Property. Purchaser’s successors and assigns shall include, without limitation, any of the following permitted by the terms of this Agreement: (a) any successor by sale of equity interests, merger or other entity restructure, (b) any grantee as debtor or debtor-in-possession in any bankruptcy or insolvency proceeding, and (c) any assignees, transferees, purchasers, lessees, sublessees, and other persons acquiring any interest in this Agreement, any of the Real Property Agreements or any of the Property (any of the foregoing, a “Successor”). All Successors shall take such interests subject to the Royalty, and shall be charged with the Royalty payment obligations provided herein. Purchaser agrees to notify each such Successor of this Agreement and its obligations hereunder, and to obtain and provide to Seller a written acknowledgement and assumption thereof, duly executed by such Successor, prior to any Successor’s acquisition of any interest in the Property. Purchaser and Seller agree to execute a “Memorandum of Royalty Agreement” substantially in the form of Appendix 1 attached hereto, following execution of which Seller is permitted to have the same recorded in the Recording Section of the County Clerk of Campbell County, Wyoming.
9.Nature of Royalty.
(a)Purchaser and Seller intend that the Royalty (including the payment obligations set forth above) shall constitute a real property interest in the Property, overriding and prior to all other present or future interests in the Property.
(b)    It is the intention of the parties that the Royalty reserved by and conveyed to Seller hereby shall, in the event of the sale by foreclosure or otherwise of the rights and interests in the Property other than the Royalty, remain in place and such sale shall not result in acceleration of the obligation to pay the Royalty or otherwise affect the rights of Seller hereunder.
10.Agreement Not to Challenge; Modification.
(a)    Purchaser, for itself and its Successors, agrees that it will not, directly or indirectly, cause any challenge to the validity, scope or enforceability of all or any portion of this Agreement, to the Royalty created by this Agreement, or to the other rights and benefits of Seller created herein. If the validity, scope or enforceability of all or any portion of this Agreement, the Royalty created by this Agreement, or the other rights and benefits of Seller created herein is rendered void, invalid or unenforceable as a result of a challenge by any Person for any reason, based on any legal or equitable theory, it is the intent of Purchaser and Seller that only the offending provisions of this Agreement shall be adjusted to make them valid and enforceable rather than voided, if possible, in order to achieve the intent of Purchaser and Seller. In any such event, all other provisions of this Agreement shall be deemed valid and enforceable to the fullest extent possible.
(b)    Any decision rendering all or a portion of this Agreement void, invalid or unenforceable as to some, but not all, of the Property shall not serve as to render this Agreement void, invalid or unenforceable as to any other portion of the Property.

(c)    During the pendency of any dispute brought by any Person regarding the validity, scope or enforceability of all or any portion of this Agreement, the Royalty created by this Agreement, or the other rights and benefits of Seller created herein, Purchaser shall continue to pay the Royalty to Seller as provided in this Agreement, unless directed otherwise by order of a court of competent jurisdiction.
11.Records. Purchaser shall keep true and accurate records of all coal mined from the Property and sold during the term hereof, together with any and all information required under this Agreement or reasonably requested by Seller. Seller and its officers, agents, employees, engineers, accountants, attorneys and consultants shall have the right, but not the obligation, to (a) audit, inspect and copy at all reasonable times the books and records of Purchaser or its Successors, and (b) with reasonable notice to Purchaser or its Successors, go upon and inspect the Property and Purchaser’s or its Successors’, or their respective agent’s or contractor’s, operations thereon or related thereto to confirm compliance with the terms of this Agreement. All books, records, data and analyses concerning Purchaser’s or its Successors’ operations on the Property shall be maintained for a period of at least three (3) years after the mining and sale of the applicable coal. For the same period, Purchaser also shall retain and make available to Seller for inspection all documents and records pertaining to Federal and State royalty audits.
12.Taxes. Purchaser shall pay, when and as due, any and all taxes, fees, and assessments imposed by any governmental authority with respect to the Property, without charge, cost or expense to Seller, including ad valorem taxes, severance taxes, and unmined minerals taxes, and shall, upon request of Seller, provide Seller copies of all tax returns prepared in connection with such ad valorem, severance, and unmined mineral taxes.
13.Default and Remedies. In the event of any failure by Purchaser or its Successors to pay the Royalty as and when due, or to perform any other covenant or obligation of Purchaser hereunder, Seller shall be entitled to all the rights and remedies available to it at law, in equity, by contract, or otherwise, and may bring proceedings in equity or at law or take such steps as it may deem advisable to protect and enforce its rights hereunder.
14.Conflict. This Agreement is subject to all the terms and conditions of the Purchase Agreement. Notwithstanding the foregoing, if there is any conflict between the terms and conditions of this Agreement and the terms and conditions of the Purchase Agreement, the terms and conditions of this Agreement shall control.
15.Governing Law. This Agreement shall be governed by and construed according to the laws of the State of Wyoming without regard to or application of its conflict of laws rules.
16.Consent to Jurisdiction. Each party irrevocably submits to the jurisdiction of the state and federal courts with territorial jurisdiction over Campbell County, Wyoming for the purposes of any Proceeding arising out of this Agreement or any transaction contemplated hereby. Each party agrees to commence any such Proceeding either in a

United States District Court for the District of Wyoming, or if such Proceeding may not be brought in such court for jurisdictional reasons, in a state court located in Campbell County, Wyoming. Each party further agrees that service of any process, summons, notice or document by U.S. registered mail to such party’s respective address set forth in Section 13.1 of the Purchase Agreement shall be effective service of process for any Proceeding in the said courts with respect to any matters to which it has submitted to jurisdiction hereunder. Each party irrevocably and unconditionally waives any objection to the laying of venue of any Proceeding arising out of this Agreement or the transactions contemplated hereby in said courts, and hereby and thereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding brought in any such court has been brought in an inconvenient forum.
17.Counterparts. This Agreement may be executed in counterparts (including by means of facsimile or e-mail signature pages), each of which shall be deemed an original, but all of which together shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto. The executed Agreement together with any attachments hereto may be photocopied and stored on computer tapes, disks and similar electronic storage media (“Imaged Document”). If an Imaged Document is introduced as evidence in any judicial, arbitration, mediation or administrative proceeding, it shall be considered as admissible evidence, provided that such Imaged Document bears the signatures of the Parties and further provided that there is no evidence that such Imaged Document has been manipulated or otherwise altered in any way. Neither Party shall object to the admissibility of the Imaged Document on the basis that such was not originated or maintained in documentary form under either the hearsay rule, the best evidence rule, or other rule of evidence. The electronic transmission of any signed original counterpart of this Agreement shall be deemed to be the delivery of an original counterpart of this Agreement; provided, however, each party shall deliver to the other party its original executed counterpart.
18.Severability. If any provision of this Agreement or its application will be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of all other applications of that provision, and of all other provisions and applications hereof, will not in any way be affected or impaired. If any court shall determine that any provision of this Agreement is in any way unenforceable, such provision shall be reduced to whatever extent is necessary to make such provision enforceable.
19.Fees and Expenses. Purchaser agrees to pay Seller, on demand, all fees, costs, and expenses (including reasonable attorneys’ fees and expenses and fees and expenses of other professionals) that Seller may incur or pay in enforcing or protecting Seller’s rights hereunder.
20.Transfer; Assignment. The parties hereto acknowledge and agree that a major part of the consideration for entering into this Agreement is the belief of Seller that Purchaser has (a) the expertise and ability to develop, operate and maintain a mining operation on the Property sufficient to adequately mine all of the mineable and merchantable coal therein and operate the Mines, in each case, in a good and workmanlike manner, (b) the necessary financial resources and coal marketing ability, and (c) the reputation for honesty and integrity and the standing in the coal mining industry as an expert, reliable and dependable producer, processer and marketer of coal. In light of these facts, Purchaser agrees that neither Purchaser nor any of its Successors shall sell, lease, sublease, license, assign, convey, surrender, release, terminate, encumber or otherwise transfer, directly or indirectly, in whole or in part, whether by contract, operation of law or otherwise (collectively, “Transfer”), this Agreement, the Real Property Agreements, the Property or any rights, obligations or interest herein or therein without Seller’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed, but may be withheld, conditioned or delayed based upon the financial viability, the coal marketing ability, the reputation, expertise, reliability or dependability, or the mining or processing capabilities of the proposed assignee or transferee, among other reasonable bases for withholding, conditioning or delaying consent; provided, however, that Purchaser and its Successors may assign this Agreement or its rights hereunder, in whole or in part, to any Affiliate without Seller’s consent, but the assigning or transferring party shall remain liable for the obligations and liabilities arising under this Agreement. The Seller may assign the Royalty, this Agreement and all or any rights or obligations hereunder to any other Person without any consent from Purchaser or its Successors, but shall provide Purchaser with written notice of any such assignment.
21.Entire Agreement. All prior negotiations and agreements by and among the parties hereto with respect to the subject matter hereof are superseded by this Agreement, the Purchase Agreement, and the other Ancillary Agreements, and there are no representations, warranties, understandings or agreements with respect to the subject matter hereof other than those expressly set forth in this Agreement, the Purchase Agreement, and the other Ancillary Agreements.
22.Headings. Section headings are not to be considered part of this Agreement, are solely for convenience of reference, and shall not affect the meaning or interpretation of this Agreement or any provision in it.
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IN WITNESS WHEREOF, the parties hereto have caused their authorized representatives to execute this Agreement as of the date set forth in the notary blocks below to be effective as of the date first set forth above.

SELLER:	CONTURA COAL WEST, LLC

By:
Name:
Title:

CONTURA WYOMING LAND, LLC

By:
Name:
Title:

PURCHASER:	BLACKJEWEL L.L.C.

By:
Name:
Title:

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Signature Page to Royalty Agreement

STATE OF	)
COUNTY OF	)
The foregoing instrument was sworn to and acknowledged before me on _____________, 2017, by ______________________________, as _________________ of Contura Coal West, LLC, a Delaware limited liability company, on behalf of said company.

Notary Public
My Commission Expires:

STATE OF	)
COUNTY OF	)
The foregoing instrument was sworn to and acknowledged before me on _____________, 2017, by ______________________________, as _________________ of Contura Wyoming Land, LLC, a Delaware limited liability company, on behalf of said company.

Notary Public
My Commission Expires:

The foregoing instrument was sworn to and acknowledged before me on _____________, 2017, by Jeffery A. Hoops, as [President & CEO] of Blackjewel L.L.C., a Delaware limited liability company, on behalf of said company.

Notary Public
My Commission Expires:

Signature Page to Royalty Agreement

EXHIBIT A4
Real Property Agreements

Current Lessor/ Sublessor/ Other	Current Lessee/ Sublessee/ Other	Execution Date	Location (County, State)	Lease Book/ Page or Instrument #	Description

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4 Note to Draft: This Exhibit will list the Coal Leases and the special warranty deeds described on Schedule 1.1(c) (Owned Real Property) that are recorded in Campbell County, Wyoming.